PROFFITT'S, INC.

     PROFFITT'S, INC. AND PARISIAN, INC. ANNOUNCE MERGER AGREEMENT

                    Contacts: Proffitt's:    Julia Bentley
                                             (423) 983-7000
                                             (423) 981-6243
                              Parisian:      Michael Green
                                             (205) 940-4000
                                             (205) 940-4830

Proffitt's, Inc. has scheduled a conference call at 10:00 a.m.
Eastern Time on Tuesday, July 9, 1996 to discuss the proposed business combination with Parisian, Inc. To participate, please call (816) 650-0775 (10 minutes prior to the call).

Proffitt's, Inc. will host a luncheon in New York at the St. Regis Hotel on Friday, July 12, 1996 at 12:00 noon to discuss the proposed merger. For luncheon reservations, please call Julissa
Gonzalez (212) 816-8329.

Knoxville, Tennessee and Birmingham, Alabama (July 8, 1996) -- Proffitt's, Inc. (NASDAQ: PRFT) and Parisian, Inc., two of the nation's leading regional specialty department store companies, jointly announced today that they have entered into an agreement with respect to a merger in which the two companies will be combined. Parisian, headquartered in Birmingham, Alabama, will become a division of Proffitt's, Inc. The Boards of Directors of Proffitt's, Inc. and Parisian, Inc. approved the merger unanimously.

Under the terms of the transaction, Proffitt's, Inc. will pay Parisian's shareholders approximately $110 million in cash and issue approximately 2.9 million shares of Proffitt's, Inc. Common Stock. Outstanding options to purchase shares of Parisian, Inc. Common Stock will be converted into options to purchase approximately 406,000 shares of Proffitt's, Inc. Common Stock. The total transaction equity value (based on Proffitt's, Inc. July 2, 1996 closing stock price of $35.75 per share) will be approximately $221 million, net of approximately $243 million of Parisian, Inc. indebtedness (which includes approximately $84 million of off-balance sheet receivables financing). The merger is expected to be completed by the end of October 1996, subject to certain conditions including approval of the shareholders of Parisian, Inc. The combination will be accounted for as a purchase.

Proffitt's, Inc. currently operates three divisions - the Proffitt's Division with 25 stores in Tennessee, Virginia, Georgia, Kentucky, and North Carolina; the McRae's Division with 29 stores in Alabama, Mississippi, Florida, and Louisiana; and the Younkers Division with 49 stores in Iowa, Wisconsin, Nebraska, Michigan, Illinois, Minnesota, and South Dakota. For the latest twelve months ended May 4, 1996, Proffitt's, Inc. achieved record sales of $1.343 billion and record net income and fully diluted earnings per share (prior to non-recurring items) of $39.6 million and $1.83, respectively.

Parisian, Inc. currently operates 38 stores in Alabama, Florida,
Georgia, Indiana, Michigan, Ohio, South Carolina, and Tennessee.
For the latest twelve months ended May 4, 1996, Parisian's sales totaled $674.5 million.

On a combined basis, the company will operate 141 department stores in nineteen states with annualized revenues in excess of $2 billion.

R. Brad Martin, Chairman and Chief Executive Officer of Proffitt's, Inc. and Donald E. Hess, President and Chief Executive Officer of Parisian, Inc., expressed their enthusiasm for the combination of the two businesses. Mr. Martin stated, "We are excited about the combination of these two well-positioned, leading companies and the opportunities to complement our respective strengths, which will enhance value for our shareholders and opportunities for our associates. Parisian is one of the premier retail enterprises in the United States, with a great heritage and an exceptional record for serving its customers and its communities. Our firms share common cultures and values, and our organizations are privileged to be comprised of thousands of talented and friendly associates dedicated to customer satisfaction and shareholder value. This transaction is a significant step in achieving our strategic growth plans and will enhance our competitive position in the consolidating department store industry."

Mr. Martin continued, "The merger with Parisian is a complement to our dynamic organization and our strategy of operating stores in both smaller markets and larger metropolitan areas. Consistent with our customary structure, Parisian will operate as a separate division of Proffitt's, Inc. with its own management team, providing the flexibility to serve our customers effectively on a market by market basis. As one of the finest specialty stores in the United States, the Parisian affiliation will afford Proffitt's, Inc. an additional vehicle for growth similar to the rates which the Lord & Taylor and Bloomingdale's Divisions play in the May Company and Federated organizations. We intend to expand Parisian's presence in both existing and new markets. To support this growth, I will maintain an office at the Parisian headquarters in Birmingham and be directly involved in this process."

Mr. Hess stated, "With its superior performance standards and proven track record, Proffitt's is a perfect partner for Parisian. Its operating philosophy and organizational structure will allow our organization to operate as a separate division within Proffitt's, Inc., while enjoying the benefits of shared resources and economies of scale. I believe the merger represents a unique opportunity for Parisian to join one of the best companies in the retail industry, and Proffitt's growth orientation will create further opportunities for members of the Parisian team."

Mr. Hess further commented, "I will continue as President and Chief Executive Officer of the Parisian Division, and my family will have a substantial equity interest in Proffitt's, Inc."

Mr. Martin also said, "The business combination is expected to be accretive to the earnings of Proffitt's, Inc. upon the realization of modest synergies in the combined business. Upon completion of the transaction, we will continue to maintain appropriate financial leverage and a strong capital structure, giving us considerable flexibility for the consideration of additional strategic growth opportunities."

Upon the closing of this merger, Mr. Martin will continue as Chairman and Chief Executive Officer of Proffitt's, Inc. Mr. Hess, in his role as President and Chief Executive Officer of the Parisian Division, will report to Mr. Martin and will join the Board of Directors of Proffitt's, Inc.

This announcement is neither an offer of securities nor a solicitation of proxies. An offering will only be made by means of a prospectus which is part of an effective registration statement, and proxies will only be solicited pursuant to a definitive proxy statement.